UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 25, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

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82-_______________.

Enclosures:  Sasol Chief Financial Officer Update

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol")

25 November 2013

SASOL CHIEF FINANCIAL OFFICER UPDATE

Salient features for the period

*	Solid performance from Sasol Synfuels - largest shutdown in
	history successfully completed

*	ORYX GTL continues to produce above design capacity

*	US projects progress well on track

*	Business performance enhancement programme on target - group
	executive committee and related management structures announced

*	Divestiture from Iran completed

*	Normalised cash fixed cost above indicative South African PPI

Dear stakeholder

In the first three months of the 2014 financial year*, we have delivered solid financial results, despite the ongoing global economic uncertainty and industrial action in South Africa. Sasol Synfuels delivered a strong operational performance, despite a planned total and phase shutdown of the east factory, which took place in September 2013.
Our ORYX gas-to-liquids (GTL) operations continue to exceed our expectations and the utilisation rate for the period remained above 100% during the first three months of 2014. Our other foundation businesses continue to perform in line with 2014 targets. The disposal of our investment in Arya Sasol Polymer Company (ASPC) became effective on 16 August 2013 and Sasol no longer has any investments in Iran.

The group benefited from a weaker rand/US dollar exchange rate as well as improved product prices. The average Brent crude oil price for the three months improved slightly and chemical prices were also higher compared to the prior year comparable period. The demand in the chemicals market continues to remain soft.

We continue to focus on those factors within our control including cost containment, operational efficiencies and margin improvement. Our current cost inflation is expected to be above the indicative South African producers' price index trends for the 2014 financial year. We are making real progress on our business performance enhancement programme, as evidenced by the recent announcement we made regarding our revised group executive committee (GEC) and related management structures. The announcement of these structures is an essential step towards transitioning to our new operating model to ensure that Sasol is fit for the future. More detail on the business case, progress and implementation costs of the project will be provided at our interim results announcement in March 2014.

The front-end engineering and design (FEED) phase of our US mega-projects and specifically our ethane cracker are progressing according to plan. During the period, we have made sufficient progress on the FEED phase of the Uzbekistan GTL project with all technical activities having been completed.

We were saddened by the news of three fatalities at our operations during the month of October. One fatality related to an employee at our Sasol Mining operations, while the others related to service providers. We convey our deepest sympathy to their family, friends and colleagues. Safety remains a primary focus across our business.

We remain confident that, based on a solid business performance of the group and favourable macroeconomics, we will deliver strong earnings growth for the 2014 financial year compared to the reported attributable earnings of R26,3 billion in the 2013 financial year.

Best regards,
Paul Victor
25 November 2013
Johannesburg

*This update is based on information for the three months ended 30 September 2013, however, where practical, information to 31
October 2013 has been included to indicate business performance.



1.	Macroeconomics remain volatile

		Oct 2013 YTD	Sept 2013 YTD	Sept 2012 YTD	Change in
								% Sept YTD

Macro-economic indicators

Average
rand/US$	9,98		10,00		8,26		(21%)
Brent crude oil
(US$/b)		110,04		110,37		109,64		1%
Henry Hub
gas price
(US$/mmbtu)	3,52		3,50		2,88		22%
Product prices


SA fuel price	124		125		129		(3%)
(US$/b)

Ethylene
(US$/ton)	1 624		1 609		1 468		10%

Propylene
(US$/ton)	1 466		1 450		1 317		10%


Polymers
basket
(US$/ton)	1 349		1 337		1 195		12%

Solvents
basket
(US$/ton)	1 192		1 182		1 144		3%

Prices reflect international commodities or baskets of commodities and are not necessarily Sasol specific.
Sources: RSA Department of Energy, ICIS-LOR, Reuters, Platts,
International Energy Agency

Global economic conditions improved modestly during the first quarter of our current financial year. US economic growth accelerated from the preceding quarter, even as the budget funding and debt ceiling disagreements gathered momentum. Indicators out of the euro zone suggest that the underlying growth momentum was sustained, while economic growth in the United Kingdom generally surprised to the upside. In Asia, Chinese economic growth remained relatively robust during the quarter. In contrast, South Africa's economic performance was negatively impacted by industrial action in parts of the manufacturing and mining industries.

Global leading indicators suggest that the gradual economic recovery is likely to be sustained over the next three to six months, even as the risks to the outlook remain tilted to the downside. In the US, the risk of another budget and debt-ceiling standoff in early 2014 poses a risk to the country's growth prospects, while the timing and pace of the start to a gradual withdrawal of quantitative easing and its potential impact on capital flows to emerging markets remains unclear. This is of particular concern for South Africa given its current relatively large current account financing need. It is expected that Europe's economic upturn will continue to improve at a slow and uneven pace. China's underlying growth momentum appears to be slowing slightly, but it is believed that full calendar year growth of about 7,5% will be achieved.

Given the generally uncertain global environment, we maintain our view that commodity and exchange rate volatility is likely to persist in the coming months.

Across our operations, we remain focused on managing all factors within our control which include ensuring solid and reliable operational performance, production planning and optimisation, margin improvement, cost reduction, as well as effective working capital management.

2.	Solid operational performance


		Oct 2013 YTD	Sept 2013 YTD	Sept 2012 YTD	Change
								in %
								Sept YTD

Total  production

Sasol Mining	13,2		9,7		9,66		1%
(mt)
Sasol Gas (mt) 	58,0		42,7		41,8		2%
Sasol Synfuels	2 374		1 704		1 785		(5%)
(kt)
Sasol Synfuels	2 489		1 819		1 785		2%
(kt)
(normalised
for full
shutdown)
Sasol Oil 	2 558		1 885		2 034		(7%)
(mil m3)
Total product	97,1		97,4		97,8		(0,4%)
yield
ORYX GTL*(mbbl)	1,952		1,481		1,504		(2%)
Sasol O&S (kt)	729,5		530,2		471,9		12%
Sasol Petroleum	6,8		4,9		4,6		7%
International
group (exluding
Canada) (mboe)*	6,7		4,9		5,9		(17%)
Canada shale gas*
(bscf)


* Sasol's share of production

Sasol Mining's year-to-date production for the three months to 30 September 2013 was 9,7 million tons (mt), or 1% higher than the prior year comparable period. Sasol Mining's costs remain under pressure mainly due to increasing mining costs (mainly maintenance and labour cost). Lower export coal prices continue to affect the business negatively. Export coal sales increased by 13% relative to the comparable period.

Sasol Synfuels' year-to-date production for the three months to 30 September 2013 was 1,7 mt. This represents a 5% decrease (normalised for the total shutdown up 2%) compared to the prior year comparable period. The lower volumes are as a result of the east factory total and phase shutdown which took place in September 2013, compared to a phase shutdown in the prior comparable period. This was the largest ever shutdown at Sasol Synfuels. The total shutdown was planned for 15 days and the phase shutdown for 20 days. The shutdown was completed successfully and consisted of 155 822 activities undertaken with an additional 36 000 people on site. Sasol Synfuels' year-to-date cash cost per unit is above the indicative South African producers' price index, mainly due to electricity and feedstock cost increases, the latter being internal to the group.

Sasol Oil's year-to-date production volumes were 7% lower than the prior period comparable volumes. This was the result of Sasol Oil's Natref refinery operating at lower crude rates, in an attempt to reduce the high ULP 93 stock levels experienced at the end of 2013. Sales volumes decreased by 3% compared to the prior year comparable period mainly due to lower diesel supplies resulting from the lower throughput at Natref. This decrease was partially offset by higher sales into the aviation market as a result of securing additional airline contracts. Product conversion yields are within management's expectations.

Our ORYX gas-to-liquids (GTL) joint venture, in Qatar, achieved 1,5 million barrels (mbbl) (Sasol's 49% share) cumulative production over the three month period to 30 September 2013. During this period, the plant operated at an average of 101% of design capacity, taking into account maintenance activities at our gas feedstock supplier. The plant is expected to operate at an average utilisation rate of about 90% for the current financial year.

The performance of our Sasol Olefins & Surfactants' (Sasol O&S) business for the three month period continues to highlight the contrasting supply and market conditions that prevail between our US and European operations. Our US operations continued to benefit from low US ethane prices, while our European based businesses remained under pressure as a result of reduced volumes and lower margins. Following further optimisation of our product lines, the co-monomers product portfolio has been transferred into Sasol O&S from Sasol Solvents, effective 1 July 2013. With the co-monomers results now included, total production and sales volumes for the three months to 30 September 2013 were 12% and 22% higher, respectively, compared to the prior year comparable period. Total gross margin for the Sasol O&S business also exceeded the 2013 comparable level, on the back of improved unit margins in the US. This performance compensated for weaker sales volumes achieved, specifically in Europe. Start-up of the 100 000 tons per annum ethylene tetramerisation unit, at the Lake Charles, Louisiana site in the US, remains on schedule and is currently being commissioned. The project is on budget and schedule.

Sasol Solvents has recorded a pleasing result this quarter due to improved margins, higher sales volumes as well as benefits realised from the implementation of a turnaround plan in 2013. The rand weakness has further supported the solvents business and negated the effect of losses incurred in our German business. The restructuring of our German businesses to improve the performance of Sasol Solvents Germany is underway.

Our South African polymers business is still experiencing margin pressure due to higher than anticipated feedstock prices, and lower yields. We anticipate the operating loss for the full 2014 financial year to be around R800 million (2013 - R1 785 million loss). Average sales prices have, however, improved on the back of increased US dollar based prices and a weaker exchange rate. Production and sales volumes were 2% and 1% higher, respectively, compared to the prior year comparable period. Our projects identified to improve production performance remain on track. The Ethylene Purification Unit
(EPU5) project, which increases ethylene available for our polyethylene plants by approximately 48 kilotons per annum, successfully achieved beneficial operation on 18 October 2013. The C3 stabilisation project will achieve beneficial operation during the middle of the 2014 calendar year.

In our other chemical businesses, the gross margin, including hard wax, of our Sasol Wax business for the three months ended 30 September 2013 was 24% higher than the prior year comparable period, despite 1% lower sales volumes. This increase was mainly driven by the further weakening of the rand against the US dollar and euro, supported by continuous business and efficiency improvements. Sasol Nitro experienced good growth in production and sales volumes during the first three months of the financial year. However, market conditions remain challenging mainly due to the margin squeeze in our fertiliser business as a result of the lower urea-ammonia differential prices. The explosives business is running well and market conditions are starting to improve following the recent industrial action in the mining industry.

In order to ensure long-term security of gas feedstock supply, Sasol Petroleum International (SPI) is actively managing a significant acreage position in the southern part of Mozambique, which includes exploration, appraisal, development and production.

In anticipation of the growing market in Mozambique, as well as increasing demand in South Africa, SPI and its partners have continuously increased the capacity of the Central Processing Facility (CPF) and the pipeline to match the growing demand for gas. Currently, we are progressing two major projects to align with market demand following the expansion of the CPF to 183 million gigajoules per annum (MGJ/a):

*	Sasol Gas Holdings, together with its partners, will be
increasing the capacity of the current pipeline from a total of 170 MGJ/a to 188 MGJ/a through the addition of a 26 inch loop line at a cost of R1,98 billion. Beneficial operation is expected during the middle of the 2014 calendar year.

*	In 2013, we reached a final investment decision (FID)
for a low pressure compression project at the CPF to compensate for the depletion of reservoir pressure in the fields as a result of production. The project is currently in the engineering, procurement, and construction (EPC) phase. Construction commenced during the first half of the 2014 financial year, with beneficial operation scheduled for the first half of the 2015 calendar year at an estimated total end of job cost of US$135 million.

We have continued with the development of our Production Sharing Agreement (PSA) licence, which will supplement current production from the Petroleum Production Agreement (PPA) licence area. In 2013, we declared commerciality on four oil and gas reservoirs including the Inhassoro light oil prospect. We are on track to submit the Field Development Plan (FDP) by February 2015 in accordance with applicable regulations.

Although gas prices have improved compared to the prior year comparable period, the profitability of our Canadian shale gas assets (Farrell Creek and Cypress A) continue to remain under pressure resulting from these low gas prices. We anticipate a continuation of the current loss position for the full 2014 financial year. At 30 September 2013, our share of the capital expenditure on the Canadian shale gas assets amounted to R1 280 million (CAD133 million) for the three month period. At that date, there were a total of 104 wells on stream in Farrell Creek and six wells on stream in Cypress A. On 8 November 2013, our partner, Talisman, announced their intention to dispose of their 50% share of the Montney Basin shale gas assets. We are evaluating the impact thereof on our Canadian shale gas assets.

Through Sasol New Energy (SNE), we continue to advance the development of our 49% share of the US$246 million, 140 megawatt gas-fired power generation plant in Mozambique, in partnership with the country's state-owned power utility Electricidade de Mozambique (EDM). EDM will be the sole off-taker of the electricity under a long-term power purchase agreement. Beneficial operation is expected during the first half of the 2014 calendar year. Located at Ressano Garcia, this will be the first large scale gas based industrial project in Mozambique designed for long-term power supply.

3.	Financial performance

Weaker rand increases inflationary cost pressures

A 21% weaker average rand/US dollar exchange rate (R8,26/US$ at 30 September 2012) negatively impacted cash fixed costs for the three months ended 30 September 2013. Cash fixed costs, excluding once-off items, growth costs and the impact of exchange rates, reflect continued inflationary pressure, resulting primarily from increased labour costs. Normalised cash fixed costs are trending slightly above the indicative South African producers' price index (PPI).

Strong cash generation continues to fund growth

Free cash flow for the three months to 30 September 2013 is 23% lower as compared to the prior year comparable period, due to higher capital expenditure. We continue to maintain a strong cash position, underpinned by a strong balance sheet, enabling us to successfully sustain our current operations and fund our growth aspirations, while still delivering attractive returns to our shareholders.

Business performance enhancement programme progressing

We continue to make steady progress on our business performance enhancement programme. On 1 November 2013, we announced that, while detailed design work on Sasol's new operating model continues, the Sasol board approved a new group executive committee (GEC) structure to align the group's top management with our new operating platform. The organisation will be defined by value chain, into four distinct groupings:

*	Operating business units, which comprise our mining and
upstream oil and gas activities;
*	Regional operating hubs, which include our operations in
Southern Africa, North America and Eurasia;
*	Strategic business units, which focus on our commercial and
enhanced customer interfaces within the energy and chemicals arenas; and
*	Group functions, which will deliver fit-for-purpose business support services and solutions.

The new GEC structure will not impact the segmental reporting until 1 July 2014. Current financial reporting will therefore continue for our 2014 financial year.

Our business performance enhancement programme remains on track.
Further details on the savings target, the sources of these savings, as well as the cost of implementation, will be provided at our interim results announcement in March 2014.

4.	Projects update

US integrated ethane cracker complex and GTL complex

We are executing the front-end engineering and design (FEED) phases of a world-scale ethane cracker and GTL facility to be located in Westlake, Louisiana. A series of engineering and technology providers have been appointed to support the ethane cracker project. Fluor Corporation is the main FEED contractor for the ethane cracker. Individual engineering services agreements for the development of basic engineering packages, as well as for the various technologies, have also been concluded with a number of contractors. Worley Parsons Limited has been contracted to support Sasol's own project execution team as part of an Integrated Project Management Team. We expect the FID for the ethane cracker to be taken during the middle of the 2014 calendar year, with beneficial operation to be achieved during the 2017 calendar year. We still expect to take FID for the US GTL 18 to 24 months after FID of the ethane cracker.

Uzbekistan GTL

Our Uzbekistan GTL FEED activities are progressing well and are expected to be completed at the end of the 2013 calendar year. In June 2013, the Sasol board approved a decrease in Sasol's shareholding in the Uzbekistan GTL project from 44,5% to 25,5% at the end of the FEED phase. Different shareholding options are currently being evaluated and progress on this, as well as the project financing, will be communicated in due course.

Escravos GTL

In Nigeria, the Escravos GTL commissioning and start-up activities are progressing, however, a little slower than expected. We have successfully started up all the main utility plants and systems, with the larger processing units expected to start up in the first half of the 2014 calendar year. Beneficial operation is expected to be completed during the first half of the 2014 calendar year.

Mining replacement programme

The development of the Impumelelo and Shondoni Collieries, which are part of Sasol Mining's R14 billion mine replacement projects, remain on track. It is anticipated that the projects will be completed within budget and on schedule, reaching beneficial operation during the second half of the 2014 and 2015 calendar years, respectively.

FT wax expansion project

Construction on the FT wax expansion facility in Sasolburg, South Africa continues to progress. During September 2013, as per the current schedule, an important milestone of Phase 1 of the project was achieved with the catalyst plant being commissioned. The total project cost of Phases 1 and 2 is estimated at R11,9 billion. There are some schedule risks to Phase 1, which could increase the costs by 1% to 2% above the approved amended budget. Phase 2 of the project could be impacted by this potential delay. Increases in the cost of labour and lower productivity commitments by construction contractors are putting the Phase 2 costs under pressure. A number of actions are underway in order to firm up the costs and manage the schedule risks of the project.

Sasol Synfuels projects

The Sasol Synfuels growth programme is on track and nearing completion. The beneficial operation of the entire programme is expected to be reached in the second half of the 2014 calendar year. The installation of the second set of gas-heated heat exchange reformers will mark the completion of the growth programme.
The complex brownfields volatile organic compound (VOC) abatement project, along with the replacement of tar tanks and separators and the coal tar filtration (CTF) east projects are under schedule and cost pressures.

Clean Fuels 2 update

Our estimates on the capital expenditure to comply with the core specifications, octane and volume recovery, of Clean Fuels 2
(CF2) regulations, is approximately R11,7 billion, attributable to Sasol Synfuels and our share in the Natref joint venture. Despite the South African Finance Minister's budget announcement on 27 February 2013, which indicated that support mechanisms will be introduced to assist the local refineries with the introduction of environmentally friendly fuels, there have been no further details of a capital recovery mechanism by the Department of Energy (DOE) and accordingly, there is a possibility that beneficial operation will be delayed within the oil industry. We continue to engage with the DOE.

5.	Update on strategic issues

Credit rating

Our corporate credit ratings remain unchanged from our September 2013 results announcement. Our foreign currency credit rating by Standard & Poor's (S&P) is BBB/Negative/A-2, and S&P's local currency rating for the sovereign (South Africa) is A- /Negative/A-2. Our foreign currency credit rating published by Moody's Investors Service is Baa1/stable/P-2, and our national scale issuer rating is Aa3.za/P-1.za.
The credit ratings reflect our local and international activities, diversified along the integrated value chain, as well as our current strong financial risk profile and prudent financial policies.

Gearing

Our balance sheet still reflects an under-geared position. The low gearing is supported by continued healthy cash flow generation, particularly from our foundation businesses. This low level of gearing is expected to be maintained in the short term, but is likely to return to within our targeted gearing range of 20% to 40% in the medium term, taking into account our capital investment programme as well as our progressive dividend policy.

Polymers competition hearing

As reported previously, the South African Competition Commission (the Commission) alleged that Sasol Chemical Industries Limited charged excessive prices for propylene and polypropylene in the South African market from 2004 to 2007. We continue to dispute the Commission's allegations. In 2010, the matter was referred by the Commission to the South African Competition Tribunal (the Tribunal). The trial was heard before the Tribunal during 13 May 2013 through to 7 June 2013 and closing arguments were presented on 14 and 15 October 2013. We await the outcome of the hearing.

Divestiture from Iran

The disposal of our investment in Arya Sasol Polymer Company
(ASPC) became effective on 16 August 2013. An amount of US$47 million is still outstanding from the purchaser. It is expected that the loss on the final disposal, recognised in the 2014 financial year, will be less than US$100 million, as previously communicated.

6.	Guidance for the full year

The macroeconomic conditions continue to be volatile, impacting our assumptions in respect of a stable crude oil price in the near term, slightly improved natural gas prices and volatile product prices, stronger refining margins as well as the weaker rand/US dollar exchange rate. The rand/US dollar exchange rate remains one of the biggest external factors impacting our profitability. We continue to focus on factors within our control: volume growth, margin improvement and cost reduction. We expect an overall solid production performance for the 2014 financial year with our production guidance as follows:

*	Sasol Synfuels' volumes will be between 7,3 to 7,5 million
tons for the full year;
*	The full year average utilisation rate at ORYX GTL in Qatar
is expected to be about 90% of nameplate capacity; and
*	Our shale gas venture in Canada will show marginally
increased production compared to the prior year due to new wells coming on stream. At present, we are optimising drilling activities, as a ramp-up remains dependent on sustained natural gas price increases.
We remain on track to deliver on our expectations for improved operational performance. As costs are incurred to improve plant stability and the weaker rand continues to exert pressure on our South African businesses, we expect that our normalised fixed costs will increase above the indicative South African PPI inflation. Cost reduction is a specific target within our short-term incentive scheme and, accordingly, management continues to focus on controllable cost elements.
An update on earnings guidance will be provided once we have a reasonable degree of certainty on the interim results for the 2014 financial year, taking into account any adjustments arising from our half-year reporting closure process, as well as remeasurement effects.

The forecast financial information appearing in this update, including the letter addressed to stakeholders from Paul Victor, is the responsibility of the directors and has not been reviewed or reported on by Sasol's external auditors. We will release Sasol's half-year results on Monday, 10 March 2014.

7.	Other matters

New accounting standards

Sasol has adopted IFRS 10, Consolidated Financial Statements (IFRS 10), and IFRS 11, Joint Arrangements (IFRS 11), on 1 July 2013. Under IFRS 11, investments in joint arrangements are classified either as joint operations or joint ventures, depending on the contractual rights and obligations of each investor in addition to the legal form of the joint arrangement. The adoption of IFRS 10 and IFRS 11 had the largest impact on the following joint arrangements:

		Sasol's interest (%)	Previous	Revised
					classification	classification
ORYX GTL
Limited		49			Proportionately	Equity
					consolidated	accounted

Sasol-Huntsman	50			Proportionately	Equity
GmbH & co KG				consolidated	accounted

National	64			Fully		Proportionately
Petroleum				consolidated	consolidated
Refiners of
South Africa
(Pty) Ltd


As these standards have been applied with retrospective effect from the date of acquisition or formation of the joint arrangement, Sasol will restate the comparative results in the statement of financial position, income statement, statement of comprehensive income, statement of changes in equity and the cash flow statement as well as the relevant notes to the financial statements when we release our interim results for the six months ending 31 December 2013. Our comparative earnings per share will not be affected as a result of these restatements.


8.	Other events 2014

10 March 	Half-year 2014 financial results release
10 March	Dividend declaration
6 June		CFO letter
8 September	Full-year 2014 financial results release
8 September	Dividend declaration
21 November 	Sasol Limited Annual General Meeting
24 November	CFO letter

9.	Investor Relations contacts

Please feel free to contact us as follows:

investor.relations@sasol.com
+27 11 441 3113
The Investor Relations contact:
Sam Barnfather General Manager: Investor Relations Operations

Sponsor: Deutsche Securities (SA) Proprietary Limited
Forward-looking statements:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as believe, anticipate, expect, intend, seek, will, plan, could, may, endeavour and project and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved.
If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.
These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2013 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word calendar.













SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, t he registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.








Date: November 25, 2013				By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary